UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2010
Commission File Number: 000-50984
eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District

Beijing 100015, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑. Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 16, 2010, eLong, Inc. (the “Company”) issued a press release regarding its second quarter 2010 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on August 16, 2010, the Company’s management team hosted a conference call to discuss the press release.
The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.
Statements in this document and any exhibits thereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Exhibits.

99.1	Press Release issued by the Company on August 16, 2010: “eLong Reports Second Quarter 2010 Unaudited Financial Results”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 17, 2010	ELONG, INC
	By:	/s/ Mike Doyle
	Name:	Mike Doyle
	Title:	Chief Financial Officer

Exhibit 99.1
eLong Reports Second Quarter 2010 Unaudited Financial Results
BEIJING, China — August 16, 2010 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2010.
Highlights — Second Quarter 2010
•	Net revenues increased 45% to RMB118.9 million, compared to RMB81.9 million in the second quarter of 2009.

•	Income from operations increased 152% to RMB16.1 million, compared to RMB6.4 million in the second quarter of 2009. Operating margin was 13.6% compared to 7.8% in the second quarter of 2009.

•	Operating Income Before Amortization (“OIBA”)(Non-GAAP)* increased 136% to RMB20.8 million, compared to RMB8.8 million in the second quarter of 2009.

•
Domestic hotel coverage network expanded by 40% to 12,200 domestic hotels compared to 8,700 a year ago. More than 10,000 of these hotels participate in our eCoupon program. In addition, we offer more than 120,000 international hotels.

•	In August 2010, received the “2010 Best Call Center in China” award from the China Federation of IT Promotion.
“eLong is the largest online travel marketplace in China in terms of hotels available for direct booking. With our rich selection of hotels and highly competitive eCoupon program, eLong.com is becoming a preferred hotel booking choice for more and more consumers in China,” said Guangfu Cui, Chief Executive Officer of eLong.
“In the second quarter, strong online hotel growth, increasing average selling prices and improving operating efficiencies allowed us to deliver record net revenues and record income from operations,” said Mike Doyle, Chief Financial Officer of eLong.
Business Results
Revenue
Total revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	Q2 2010	Total	Q2 2009	Total	Growth
Hotel reservations	85.6	68%	59.3	68%	44%
Air ticketing	30.5	24%	21.8	25%	40%
Other	10.3	8%	5.8	7%	78%

Total revenues	126.4	100%	86.9	100%	45%

*
Operating income before amortization (“OIBA”) is a non-GAAP measure as defined by the Securities and Exchange Commission. Please see “Non-GAAP Financial Measures” and “Tabular Reconciliation for Non-GAAP Measure” on page 7 for an explanation of this non-GAAP measure.

Hotel
Hotel commission revenue increased 44% for the second quarter of 2010 compared to the prior year quarter, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 9% year-on-year primarily due to our eCoupon program and the more rapid growth of lower average daily rate hotels. Room nights booked through eLong in the second quarter increased 58% year-on-year to 1.5 million.
Air
Air ticketing commission revenue increased 40% for the second quarter of 2010 compared to the prior year quarter, driven by a 16% increase in air segments to 591,000 and an increase in commission per segment. Commission per segment increased 21%, due to a 25% increase in average ticket price, partially offset by a decrease in air commission rates compared to the same quarter of the prior year.
Other
Other revenue increased 78% year-on-year for the second quarter of 2010. Other revenue is primarily online advertising on our websites. Other revenue grew to 8% of total revenues from 7% in the prior year quarter.
Profitability
Gross margin in the second quarter of 2010 was 72% compared to 71% in the prior year quarter of 2009.
Operating expenses for the second quarter of 2010 and same period in 2009 were as follows (figures in RMB million):

		% Net		% Net	Y/Y
	Q2 2010	Revenues	Q2 2009	Revenues	Growth
Service development	18.9	16%	13.2	16%	43%
Sales and marketing	38.6	33%	27.4	33%	41%
General and administrative	11.9	10%	11.1	14%	7%
Amortization of intangible assets	0.2	—	0.2	—	—

Total operating expenses	69.6	59%	51.9	63%	34%

Total operating expenses increased 34% for the second quarter of 2010 compared to the second quarter of 2009. Total operating expenses were 59% of net revenues, a decrease of 4 percentage points compared to the prior year quarter.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development and our supplier relations function. Service development expense increased 43% compared to the prior year quarter, mainly driven by an increase in headcount and higher employee compensation. Service development expense was 16% of net revenues, unchanged compared to the same quarter of 2009.
Sales and marketing expenses for the second quarter of 2010 increased 41% over the prior year quarter, mainly driven by increased online marketing expenses and hotel commission payments to our third-party distribution partners, partially offset by reduced headcount. Sales and marketing expense was 33% of net revenues, unchanged compared to the same quarter of 2009.
General and administrative expenses for the second quarter of 2010 increased 7% compared to the prior year quarter, mainly driven by higher employee compensation. General and administrative expenses decreased to 10% of net revenues in the second quarter of 2010 from 14% in the same quarter of the prior year.

Other income/(expenses) which represents interest income, foreign exchange losses and other income/expense, was RMB2.9 million other expense in the second quarter of 2010 compared to RMB3.5 million other income in the second quarter of 2009, driven primarily by an increase in foreign exchange losses and a decrease in interest income. In the second quarter of 2010, our foreign exchange losses on our cash and cash equivalents, short-term and long-term investments increased to RMB3.9 million, from RMB0.4 million in the second quarter of 2009.
Net income for the second quarter of 2010 was RMB9.4 million, compared to net income of RMB9.5 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the second quarter of 2010 were RMB0.40 and RMB0.36, respectively, compared to net income per ADS and diluted net income per ADS for the prior year quarter of RMB0.40 and RMB0.38, respectively.
Business Outlook
eLong currently expects net revenues for the third quarter of 2010 to be within the range of RMB126 million to RMB136 million, equal to an increase of 30% to 40% compared to the third quarter of 2009.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with airlines, hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F.
You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call
eLong will host a conference call to discuss its second quarter 2010 unaudited financial results on August 17, 2010 at 8:00 am Beijing time (August 16, 2010, 8:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong has a national presence across China, and offers a bilingual website and 24-hour call center to provide both business and leisure travelers with accurate travel information, real savings and a worry-free travel booking experience. eLong empowers consumers to make informed decisions by providing convenient online and offline hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 12,200 hotels in over 500 cities across China, eLong also offers consumers the ability to make bookings at over 120,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	59,276	69,167	85,606	12,623	115,498	154,773	22,823
Air ticketing	21,764	29,430	30,515	4,500	43,012	59,945	8,840
Other	5,886	8,915	10,311	1,520	10,889	19,226	2,834

Total revenues	86,926	107,512	126,432	18,643	169,399	233,944	34,497
Business tax and surcharges	(4,982)	(6,408)	(7,529)	(1,110)	(9,650)	(13,937)	(2,055)

Net revenues	81,944	101,104	118,903	17,533	159,749	220,007	32,442
Cost of services	(23,666)	(31,827)	(33,186)	(4,894)	(47,630)	(65,013)	(9,587)

Gross profit	58,278	69,277	85,717	12,639	112,119	154,994	22,855

Operating expenses:
Service development	(13,195)	(18,159)	(18,854)	(2,780)	(26,225)	(37,013)	(5,458)
Sales and marketing	(27,422)	(33,530)	(38,616)	(5,694)	(59,029)	(72,146)	(10,638)
General and administrative	(11,147)	(11,146)	(11,864)	(1,749)	(23,571)	(23,010)	(3,393)
Amortization of intangible assets	(157)	(185)	(237)	(35)	(314)	(422)	(62)

Total operating expenses	(51,921)	(63,020)	(69,571)	(10,258)	(109,139)	(132,591)	(19,551)

Income from operations	6,357	6,257	16,146	2,381	2,980	22,403	3,304
Other income/(expenses):
Interest income	3,882	1,067	1,248	184	9,265	2,315	341
Foreign exchange losses	(424)	(220)	(3,942)	(581)	(139)	(4,162)	(613)
Other	—	910	(163)	(24)	—	747	110

Total other income, net	3,458	1,757	(2,857)	(421)	9,126	(1,100)	(162)

Income before income tax expense	9,815	8,014	13,289	1,960	12,106	21,303	3,142
Income tax expense	(357)	(2,079)	(3,934)	(581)	(647)	(6,013)	(887)

Net income	9,458	5,935	9,355	1,379	11,459	15,290	2,255

Net income per share	0.20	0.13	0.20	0.03	0.24	0.32	0.05
Diluted net income per share	0.19	0.12	0.18	0.03	0.23	0.30	0.04

Net income per ADS(2)(3)	0.40	0.26	0.40	0.06	0.48	0.64	0.09
Diluted net income per ADS(2)(3)	0.38	0.24	0.36	0.05	0.46	0.60	0.09

Shares used in computing net income per share:
Basic	47,158	47,388	47,919	47,919	47,119	47,655	47,655
Diluted	50,077	50,870	51,013	51,013	50,033	50,899	50,899

Share-based compensation charges included in:	2,249	4,130	4,549	671	4,648	8,679	1,280
Cost of services	162	303	336	50	302	639	94
Service development	418	1,470	1,601	236	1,086	3,071	453
Sales and marketing	296	825	976	144	1,000	1,801	266
General and administrative	1,373	1,532	1,636	241	2,260	3,168	467
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.7815 on June 30, 2010, USD1.00=RMB6.8258 on March 31, 2010 and USD1.00=RMB6.8302 on June 30, 2009 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into U.S. dollars at the rates stated herein on the reporting dates, at any other rates or at all.
Note 2: 1 ADS = 2 shares.
Note 3: Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2009	Jun. 30, 2010	Jun. 30, 2010
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	639,468	727,275	107,244
Short-term investments	313,467	135,818	20,028
Restricted cash	60,000	60,600	8,936
Accounts receivable, net	45,353	67,065	9,889
Due from related parties	321	1,777	262
Prepaid expenses	7,871	13,808	2,036
Other current assets	10,961	9,882	1,458

Total current assets	1,077,441	1,016,225	149,853
Property and equipment, net	44,005	40,253	5,936
Long-term investments	—	94,886	13,992
Goodwill	31,950	49,705	7,329
Intangible assets, net	750	4,972	733
Other non-current assets	29,804	29,830	4,398

Total assets	1,183,950	1,235,871	182,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	41,905	62,067	9,152
Income taxes payable	2,908	4,037	595
Due to related parties	1,099	755	111
Accrued expenses and other current liabilities	92,694	92,385	13,624

Total current liabilities	138,606	159,244	23,482
Other liabilities	1,844	1,393	205

Total liabilities	140,450	160,637	23,687

Shareholders’ equity
Ordinary shares	1,879	1,991	294
High-vote ordinary shares	2,363	2,363	348
Treasury stock	(103,393)	(103,393)	(15,246)
Additional paid-in capital	1,326,985	1,343,317	198,085
Accumulated deficit	(184,334)	(169,044)	(24,927)

Total shareholders’ equity	1,043,500	1,075,234	158,554

Total liabilities and shareholders’ equity	1,183,950	1,235,871	182,241

Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS and Operating Income Before Amortization (“OIBA”). We believe these non-GAAP financial measures are important to help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.
OIBA is defined as income from operations plus: (1) stock-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges and charges related to property and equipment. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as stock-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. We seek to compensate for the limitation of the non-GAAP measure presented by also providing the comparable GAAP measure, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measure.
OIBA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.
eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Operating Income Before Amortization
(IN THOUSANDS)

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	USD

OIBA	(822)	8,763	8,811	7,077	10,319	20,769	3,063
Stock-based compensation charges	(2,398)	(2,249)	(2,747)	(3,845)	(4,130)	(4,549)	(671)
Amortization of intangible assets	(157)	(157)	(157)	(182)	(185)	(237)	(35)
Fair value changes of contingent consideration	—	—	—	12	253	163	24
Restructuring charges	—	—	—	(630)	—	—	—
Charges related to property and equipment	—	—	—	(72)	—	—	—

Income/(loss) from operations	(3,377)	6,357	5,907	2,360	6,257	16,146	2,381

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	(822)	8,763	8,811	7,077	10,319	20,769

Hotel Reservations
Room Nights	912	980	1,183	1,241	1,206	1,549
Room Night Y/Y Growth	4%	1%	13%	18%	32%	58%
Average Daily Rate Y/Y Growth	(11%)	(13%)	(11%)	(9%)	(2%)	5%
Commission/Room Night Y/Y Growth	(6%)	(7%)	(7%)	(9%)	(7%)	(9%)
Hotel Commissions Y/Y Growth	(2%)	(6%)	5%	7%	23%	44%

Air Ticketing
Air Segments	506	510	604	586	653	591
Air Segments Y/Y Growth	18%	24%	25%	26%	29%	16%
Average Ticket Value Y/Y Growth	(8%)	(3%)	13%	4%	8%	25%
Commission/Segment Y/Y Growth	(8%)	(4%)	2%	14%	7%	21%
Air Commissions Y/Y Growth	8%	19%	27%	44%	38%	40%